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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                    March 2009

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  FORM 13-502F1, Class 1 Reporting Issuers - Participation Fee

2.  Press Release: March 20, 2009

    Material Change Report: March 20, 2009

    Press Release: March 30, 2009

    Material Change Report: March 30, 2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 13-502F1

CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name: Pediment Exploration Ltd.

Fiscal year end date used to calculate capitalization: September 30, 2008

Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	41,357,069 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$2.19 (ii)	
Market value of class or series	(i) x (ii) =	$90,571,981.11(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A (B)
Market value of other securities:		
(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		N/A (C)
(Repeat for each class or series of securities)		N/A (D)
Capitalization		
(Add market value of all classes and series of securities)	(A) + (B) +(C) + (D) =	$90,571,981.11
Participation Fee		
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$3,200
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee ($3,200) X Number of entire months remaining in the issuer's fiscal year (6) / 12 =		$1,600
Late Fee, if applicable		
(As determined under section 2.5 of the Rule)		N/A

HMB/1857979

                                                                       March 20, 2009

Larry Okada Joins Pediment’s Board of Directors

VANCOUVER, British Columbia, March 20, 2009 – Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF) (the “Company”) is pleased to welcome Larry Okada to the Company’s Board of Directors. Mr. Okada was elected to the Board at the Company’s Annual General Meeting held today. Mr. Okada is a Chartered Accountant in British Columbia and Alberta as well as a Certified Public Accountant in Washington State. Mr. Okada has been in public practice with Deloitte & Touche, his own firm and PricewaterhouseCoopers LLP over the past 35 years. He sits on various committees with the Institute of Chartered Accountants of British Columbia. Mr. Okada is currently the Chief Financial Officer for BCGold Corp., and has been involved with numerous public mining companies over the past 32 years. Mr. Okada’s vast experience and financial knowledge provides a positive addition to the Company’s board of directors.

For additional information please contact the Company at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT GOLD CORP.

Vancouver, British Columbia

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Form 51-102F3

Material Change Report

Item 1   Name and Address of Company

PEDIMENT GOLD CORP.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2  Date of Material Change

March 20, 2009

Item 3  News Release

The news release was disseminated on March 20, 2009 by way of Stockwatch.

Item 4  Summary of Material Change

The Company announces a change in its Board of Directors

Item 5  Full Description of Material Change

5.1  Full Description of Material Change

The Company is pleased to welcome Larry Okada to the Company’s Board of Directors. Mr. Okada was elected to the Board at the Company’s Annual General Meeting held today. Mr. Okada is a Chartered Accountant in British Columbia and Alberta as well as a Certified Public Accountant in Washington State. Mr. Okada has been in public practice with Deloitte & Touche, his own firm and PricewaterhouseCoopers LLP over the past 35 years. He sits on various committees with the Institute of Chartered Accountants of British Columbia. Mr. Okada is currently the Chief Financial Officer for BCGold Corp., and has been involved with numerous public mining companies over the past 32 years. Mr. Okada’s vast experience and financial knowledge provides a positive addition to the Company’s board of directors.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418

Facsimile: (604) 669-0384

Item 9  Date of Report

March 20, 2009

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

March 30th, 2009

Pediment Gold Corp. Announces $8,000,000 Unit Private Placement

VANCOUVER, British Columbia, March 30, 2009 – Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF) (the “Company”) is pleased to announce that it has appointed M Partners Inc. of Toronto (the Agent”) as lead agent to act on best efforts agency basis in connection with a private placement of up to 8,888,889 units at a price of $0.90 per unit for gross proceeds of approximately $8,000,000, subject to an over-allotment option. Each unit will comprise one common share and one-half of one warrant. Each whole warrant will be exercisable to acquire one additional common share at a price of $1.25 per share for a period of 24 months from the closing date. The Agent may increase the size of the offering by up to an additional 1,333,333 units or approximately $1,200,000, at any time on or before two days prior to closing.

The Agent will be entitled to a cash commission equal to 6% of the proceeds from the offering and to receive broker warrants exercisable for that number of units as is equal to 6% of the number of units sold under the offering for a period of 24 months at a price of $0.90 per unit.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

Management expects that the net proceeds from the Offering will be used to advance the Company’s San Antonio Gold project and for general working capital.

Gary Freeman

President and Chief Executive Officer

Company Contact: Michael Rapsch,  604-682-4418

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed unit private placement and the proposed use of proceeds.  Such statements include, without limitation, statements regarding the proposed use of proceeds. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the Company’s inability to secure subscriptions from investors to complete the proposed financing in whole or in part, a management decision to change the use of proceeds based on changing circumstances, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans.  The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT

 FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES.

THE SECURITIES TO BE ISSUED UNDER THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED) OR ANY STATE SECURITIES LAWS, AND UNLESS SO REGISTERED MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS. THIS PRESS RELEASE IS ISSUED PURSUANT TO RULE 135(C) OF THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED), AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Form 51-102F3

Material Change Report

Item 1  Name and Address of Company

PEDIMENT GOLD CORP.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2   Date of Material Change

March 30, 2009

Item 3   News Release

The news release was disseminated on March 30, 2009 by way of Marketwire.

Item 4   Summary of Material Change

The Company announces an $8 Million Unit Private Placement.

Item 5   Full Description of Material Change

5.1   Full Description of Material Change

Pediment Gold Corp. is pleased to announce that it has appointed M Partners Inc. of Toronto (the Agent”) as lead agent to act on best efforts agency basis in connection with a private placement of up to 8,888,889 units at a price of $0.90 per unit for gross proceeds of approximately $8,000,000, subject to an over-allotment option. Each unit will comprise one common share and one-half of one warrant. Each whole warrant will be exercisable to acquire one additional common share at a price of $1.25 per share for a period of 24 months from the closing date. The Agent may increase the size of the offering by up to an additional 1,333,333 units or approximately $1,200,000, at any time on or before two days prior to closing.

The Agent will be entitled to a cash commission equal to 6% of the proceeds from the offering and to receive broker warrants exercisable for that number of units as is equal to 6% of the number of units sold under the offering for a period of 24 months at a price of $0.90 per unit.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

Management expects that the net proceeds from the Offering will be used to advance the Company’s San Antonio Gold project and for general working capital.

Forward-Looking Statement Cautions:

This material change report contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed unit private placement and the proposed use of proceeds.  Such statements include, without limitation, statements regarding the proposed use of proceeds. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the Company’s inability to secure subscriptions from investors to complete the proposed financing in whole or in part, a management decision to change the use of proceeds based on changing circumstances, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans.  The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:  (604) 682-4418

Facsimile:  (604) 669-0384

Item 9  Date of Report

March 30, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509

(Registrant)

Date: March 31, 2009                 By /s/ Gary Freeman

                                      Gary Freeman, President/CEO/Director